UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
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                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*
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                                   CBCom, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
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                         (Title of Class of Securities)

                                   14983B 10 7
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                                 (CUSIP Number)

                               Sun Chian (Max) Yi
                                 502 San Vicente
                                    Suite 205
                             Santa Monica, CA 90402
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies To:
                            William B. Barnett, Esq.
                        Law Offices of William B. Barnett
                       15233 Ventura Boulevard, Suite 410
                             Sherman Oaks, CA 91403

                                February 11, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

continued on next page                                         page 1 of 4 pages

CUSIP No. 14983B 10 7
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).  Sun Chian (Max) Yi
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2.   Check the Appropriate Box if a Member of a Group (See  Instructions)
     (a) X
     (b)
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3.   SEC Use Only
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4.   Source of Funds (See Instructions)     WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
      or 2(e)
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6.   Citizenship or Place of Organization        Malaysia
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Number of          7.   Sole Voting Power              2,518,500*
Shares             -------------------------------------------------------------
Beneficially
Owned by           8.   Shared Voting Power            None
Each               -------------------------------------------------------------
Reporting
Person             9.   Sole Dispositive Power             2,518,500*
With               -------------------------------------------------------------
                   10.  Shared Dispositive Power       None
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person     2,518,500*
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
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13.  Percent of Class Represented by Amount in Row (11)       12% **
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14.  Type of Reporting Person (See Instructions)              IN
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*    Based  on  906,000  shares  of  issued  Common  Stock  held by Mr.  Sun and
     1,000,000 shares of Issuer Common Stock held by Joy Luck Communications, Ltd., of which Mr. Sun is the principal shareholder. Also includes as outstanding 612,500 shares of Issuer Common Stock issuable to Mr. Sun upon exercise of options.

** Based on 21,095,132 shares of Issuer Common Stock outstanding as of May 1, 2001 and treating as outstanding 612,500 shares of Issuer Common Stock issuable upon the exercise of options.

continued on next page                                         page 2 of 4 pages

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the Common stock, $.001 par value (the "Issuer Common Stock)" of CBCom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16830 Ventura Boulevard, Suite 211, Encino, California 91436.

Item 2.  Identity and Background.

     (a) This statement on Schedule 13D is filed on behalf of Sun Chian (Max) Yi (the "Reporting Person") as the direct beneficial owner of 1,518,500 Issuer Common Stock (including 612,500 shares upon exercise of Options) and 1,000,000 shares of Issuer Common Stock owned by Joy Luck Communications, Ltd. a British Virgin Islands company, of which Mr. Sun is the principal shareholder.

     (b) The Reporting Person's residence address is 502 San Vicente, Suite 205, Santa Monica, California 90402. The business address of Joy Luck Communications, Ltd., of which the Reporting Person is the controlling shareholder, is 12, Jalan Setiabakti 9, Bukit Damasara, Kuala Lumpur, Malaysia 50490.

     (c) The Reporting Person is the President and a director of the Issuer and works at the Issuer's executive offices at 16830 Ventura Boulevard, Suite 211, Encino, California 91436.

     (d) The Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has never been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a Malaysian citizen and the Joy Luck Communications, Ltd., is a corporation formed under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds used and to be used to make purchases of the Issuer Common Stock and to exercise the Issuer's options have been and will be provided by the Reporting Person.

Item 4.  Purpose of Transaction.

     The Reporting Person was one of the founding shareholders of the Issuer. Thereafter, he acquired additional shares by providing working capital to the Issuer. The Reporting Person has an option to acquire an additional 612,500 shares of the Issuer Common Stock. These option shares have been included in the 2,518,500 shares reported by the Reporting Person as shares beneficially owned.

     Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in clauses (1) through (j) of the instructions to Item 4 of Schedule

continued on next page                                         page 3 of 4 pages

13D. The Reporting Person expects to continually evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting Entity reserves the right to change his plans and intentions at any time. In particular, the Reporting Person may, subject to the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of his position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person is the direct beneficial owner of 1,518,500 shares of Issuer Common stock (including options exercisable into 612,500 shares of Issuer Common Stock) and the indirect beneficial owner of 1,000,000 shares of Issuer Common Stock owned by Joy Luck Communications, Ltd., of which the Reporting Person is the controlling shareholder. Therefore, the Reporting Person is the beneficial owner (both direct and indirect) of 2,518,500 shares of Issuer Common Stock, which shares constitute 12% of the total class (treating as outstanding 612,500 shares of Issuer Common Stock issuable upon exercise of Options).
     (b) The Reporting Person has the direct power to vote and direct the disposition of the 2,518,500 shares of Issuer Common Stock beneficially owned by him.
     (c) No transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Person or Joy Luck Communications, Ltd.
     (d) Not applicable.
     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships With Respect to Securities of the Issuer.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.
                                                     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2001                                       /s/ Sun Chian (Max) Yi
                                                   ----------------------
                                                   Sun Chian (Max) Yi

                                                               page 4 of 4 pages